SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 10, 2022

List of materials

Documents attached hereto:

i) Press release: Financial Statements and Consolidated Financial Results for the Fiscal Year Ended March 31, 2022 And Outlook for the Fiscal Year Ending March 31, 2023

Financial Statements and Consolidated Financial Results
for the Fiscal Year Ended March 31, 2022
And
Outlook for the Fiscal Year Ending March 31, 2023

May 10, 2022
Sony Group Corporation

Financial Statements (Unaudited)	F-1

Consolidated Statements of Financial Position	F-1
Consolidated Statements of Income (Fiscal year ended March 31)	F-3
Consolidated Statements of Comprehensive Income (Fiscal year ended March 31)	F-4
Consolidated Statements of Income (Three months ended March 31)	F-5
Consolidated Statements of Comprehensive Income (Three months ended March 31)	F-6
Consolidated Statements of Changes in Stockholders’ Equity (Fiscal year ended March 31)	F-7
Consolidated Statements of Cash Flows (Fiscal year ended March 31)	F-8
Notes to Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20
- First-Time Adoption	F-23
- Subsequent Event	F-37

Consolidated Results for the Fiscal Year Ended March 31, 2022	1

Outlook for the Fiscal Year Ending March 31, 2023	4

Business Segment Information	5

Progress on the Fourth Mid-Range Plan	10

Basic Views on Selection of Accounting Standards	10

Cautionary Statement	11

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)
Consolidated Financial Statements
Consolidated Statements of Financial Position
	Yen in millions
	April 1, 2020	March 31, 2021	March 31, 2022	Change from March 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	1,512,523	1,786,982	2,049,636	262,654
Investments and advances in the Financial Services segment	327,092	411,982	360,673	(51,309)
Trade and other receivables, and contract assets	1,194,334	1,365,493	1,628,521	263,028
Inventories	559,779	636,668	874,007	237,339
Other financial assets	135,482	117,682	149,301	31,619
Other current assets	441,974	396,210	473,070	76,860
Total current assets	4,171,184	4,715,017	5,535,208	820,191
Non-current assets:
Investments accounted for using the equity method	204,291	225,086	268,513	43,427
Investments and advances in the Financial Services segment	16,352,285	17,296,546	18,445,088	1,148,542
Property, plant and equipment	917,198	990,541	1,113,213	122,672
Right-of-use assets	373,282	358,034	413,430	55,396
Goodwill	690,929	726,109	952,895	226,786
Content assets	992,644	1,062,547	1,342,046	279,499
Other intangible assets	377,500	391,055	450,103	59,048
Deferred insurance acquisition costs	187,904	623,986	676,526	52,540
Deferred tax assets	210,333	215,669	298,589	82,920
Other financial assets	321,721	695,764	696,306	542
Other non-current assets	167,795	207,489	289,050	81,561
Total non-current assets	20,795,882	22,792,826	24,945,759	2,152,933
Total assets	24,967,066	27,507,843	30,480,967	2,973,124
(Continued on the following page.)

Consolidated Statements of Financial Position (Continued)
	Yen in millions
	April 1, 2020	March 31, 2021	March 31, 2022	Change from March 31, 2021
LIABILITIES
Current liabilities:
Short-term borrowings	824,045	1,201,747	1,976,553	774,806
Current portion of long-term debt	98,923	205,406	171,409	(33,997)
Trade and other payables	1,310,536	1,596,563	1,843,242	246,679
Deposits from customers in the banking business	2,347,387	2,682,156	2,886,361	204,205
Income taxes payables	85,346	84,431	106,092	21,661
Participation and residual liabilities in the Pictures segment	163,007	161,433	190,162	28,729
Other financial liabilities	56,152	54,341	97,843	43,502
Other current liabilities	1,263,944	1,367,527	1,488,488	120,961
Total current liabilities	6,149,340	7,353,604	8,760,150	1,406,546
Non-current liabilities:
Long-term debt	939,030	1,053,636	1,203,646	150,010
Defined benefit liabilities	329,621	267,222	254,548	(12,674)
Deferred tax liabilities	1,041,156	816,587	696,492	(120,095)
Future insurance policy benefits and other	6,519,577	6,614,585	7,039,034	424,449
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,791,295	462,401
Participation and residual liabilities in the Pictures segment	119,702	116,537	220,113	103,576
Other financial liabilities	146,834	139,417	211,959	72,542
Other non-current liabilities	87,320	93,022	106,481	13,459
Total non-current liabilities	12,823,250	13,429,900	14,523,568	1,093,668
Total liabilities	18,972,590	20,783,504	23,283,718	2,500,214
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	880,214	880,365	151
Additional paid-in capital	1,297,554	1,489,597	1,461,053	(28,544)
Retained earnings	1,949,697	2,914,503	3,760,763	846,260
Accumulated other comprehensive income	979,476	1,520,257	1,222,332	(297,925)
Treasury stock, at cost	(232,503)	(124,228)	(180,042)	(55,814)
Equity attributable to Sony Group Corporation’s stockholders	4,874,438	6,680,343	7,144,471	464,128
Noncontrolling interests	1,120,038	43,996	52,778	8,782
Total equity	5,994,476	6,724,339	7,197,249	472,910
Total liabilities and equity	24,967,066	27,507,843	30,480,967	2,973,124

Consolidated Statements of Income
	Yen in millions
	Fiscal year ended March 31
	2021	2022	Change
Sales and financial services revenue:
Sales	7,333,670	8,396,702	1,063,032
Financial services revenue	1,664,991	1,524,811	(140,180)
Total sales and financial services revenue	8,998,661	9,921,513	922,852
Costs and expenses:
Cost of sales	5,065,879	5,845,804	779,925
Selling, general and administrative	1,473,154	1,588,473	115,319
Financial services expenses	1,501,674	1,374,037	(127,637)
Other operating (income) expense, net	14,250	(65,494)	(79,744)
Total costs and expenses	8,054,957	8,742,820	687,863
Share of profit (loss) of investments accounted for using the equity method	11,551	23,646	12,095
Operating income	955,255	1,202,339	247,084
Financial income	83,792	19,304	(64,488)
Financial expenses	41,082	104,140	63,058
Income before income taxes	997,965	1,117,503	119,538
Income taxes	(45,931)	229,097	275,028
Net income	1,043,896	888,406	(155,490)

Net income attributable to
Sony Group Corporation’s stockholders	1,029,610	882,178	(147,432)
Noncontrolling interests	14,286	6,228	(8,058)

	Yen
	Fiscal year ended March 31
	2021	2022	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	836.75	711.84	(124.91)
- Diluted	823.77	705.16	(118.61)

Consolidated Statements of Comprehensive Income
	Yen in millions
	Fiscal year ended March 31
	2021	2022	Change
Net income	1,043,896	888,406	(155,490)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	144,740	(106,426)	(251,166)
Remeasurement of defined benefit pension plans	11,555	33,641	22,086
Share of other comprehensive income of investments accounted for using the equity method	87	577	490
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(205,549)	(416,904)	(211,355)
Cash flow hedges	51	4,735	4,684
Insurance contract valuation adjustments	(3,120)	599	3,719
Exchange differences on translating foreign operations	115,321	226,275	110,954
Share of other comprehensive income of investments accounted for using the equity method	798	1,501	703
Total other comprehensive income, net of tax	63,883	(256,002)	(319,885)
Comprehensive income	1,107,779	632,404	(475,375)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	1,118,628	623,678	(494,950)
Noncontrolling interests	(10,849)	8,726	19,575

Consolidated Statements of Income
	Yen in millions
	Three months ended March 31
	2021	2022	Change
Sales and financial services revenue:
Sales	1,799,258	1,986,559	187,301
Financial services revenue	437,362	277,427	(159,935)
Total sales and financial services revenue	2,236,620	2,263,986	27,366
Costs and expenses:
Cost of sales	1,324,280	1,444,635	120,355
Selling, general and administrative	437,059	449,754	12,695
Financial services expenses	387,161	229,197	(157,964)
Other operating (income) expense, net	26,691	5,353	(21,338)
Total costs and expenses	2,175,191	2,128,939	(46,252)
Share of profit (loss) of investments accounted for using the equity method	4,984	3,582	(1,402)
Operating income	66,413	138,629	72,216
Financial income	7,522	6,924	(598)
Financial expenses	32,037	55,928	23,891
Income before income taxes	41,898	89,625	47,727
Income taxes	(25,210)	(23,346)	1,864
Net income	67,108	112,971	45,863

Net income attributable to
Sony Group Corporation’s stockholders	66,699	111,082	44,383
Noncontrolling interests	409	1,889	1,480

	Yen
	Three months ended March 31
	2021	2022	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	53.86	89.71	35.85
- Diluted	53.30	88.98	35.68

Consolidated Statements of Comprehensive Income
	Yen in millions
	Three months ended March 31
	2021	2022	Change
Net income	67,108	112,971	45,863
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	40,946	(35,770)	(76,716)
Remeasurement of defined benefit pension plans	11,717	33,523	21,806
Share of other comprehensive income of investments accounted for using the equity method	(44)	236	280
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(148,830)	(482,677)	(333,847)
Cash flow hedges	890	3,137	2,247
Insurance contract valuation adjustments	(1,283)	442	1,725
Exchange differences on translating foreign operations	128,463	157,256	28,793
Share of other comprehensive income of investments accounted for using the equity method	888	1,146	258
Total other comprehensive income, net of tax	32,747	(322,707)	(355,454)
Comprehensive income	99,855	(209,736)	(309,591)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	98,185	(213,092)	(311,277)
Noncontrolling interests	1,670	3,356	1,686

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2020	880,214	1,297,554	1,949,697	979,476	(232,503)	4,874,438	1,120,038	5,994,476
Comprehensive income:
Net income			1,029,610			1,029,610	14,286	1,043,896
Other comprehensive income, net of tax				89,018		89,018	(25,135)	63,883
Total comprehensive income			1,029,610	89,018		1,118,628	(10,849)	1,107,779
Transfer to retained earnings			5,472	(5,472)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights		(354)	(735)		18,074	16,985		16,985
Conversion of convertible bonds		(3,671)	(8,198)		89,402	77,533		77,533
Stock-based compensation		1,577				1,577		1,577
Dividends declared			(61,343)			(61,343)	(12,996)	(74,339)
Purchase of treasury stock					(366)	(366)		(366)
Reissuance of treasury stock		354			1,165	1,519		1,519
Transactions with noncontrolling interests shareholders and other		194,137		457,235		651,372	(1,052,197)	(400,825)
Balance at March 31, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			882,178			882,178	6,228	888,406
Other comprehensive income, net of tax				(258,500)		(258,500)	2,498	(256,002)
Total comprehensive income			882,178	(258,500)		623,678	8,726	632,404
Transfer to retained earnings			39,425	(39,425)		-		-
Transactions with stockholders and other:
Issuance of new shares	151	151				302		302
Exercise of stock acquisition rights		547			12,785	13,332		13,332
Conversion of convertible bonds		(2,805)	(958)		18,278	14,515		14,515
Stock-based compensation		6,643				6,643		6,643
Dividends declared			(74,385)			(74,385)	(4,955)	(79,340)
Purchase of treasury stock					(88,624)	(88,624)		(88,624)
Reissuance of treasury stock		1,544			1,747	3,291		3,291
Transactions with noncontrolling interests shareholders and other		(34,624)				(34,624)	5,011	(29,613)
Balance at March 31, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249

Consolidated Statements of Cash Flows
	Yen in millions
	Fiscal year ended March 31
	2021	2022
Cash flows from operating activities:
Income before income taxes	997,965	1,117,503
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	687,373	835,233
Amortization of deferred insurance acquisition costs	44,738	69,237
Other operating (income) expense, net	14,250	(65,494)
(Gain) loss on securities, net (other than Financial Services segment)	(62,704)	60,402
Share of profit of investments accounted for using the equity method, net of dividends	(5,012)	(13,934)
Change in future insurance policy benefits and other	358,666	458,880
Change in policyholders’ account in the life insurance business, less cash impact	558,539	238,309
Net cash impact of policyholders’ account in the life insurance business	134,299	227,262
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(137,939)	(171,094)
Increase in inventories	(56,509)	(194,624)
Increase in investments and advances in the Financial Services segment	(1,901,928)	(1,529,665)
Increase in content assets	(325,664)	(489,617)
Increase in deferred insurance acquisition costs	(98,122)	(117,337)
Increase in trade payables	288,854	126,989
Increase in deposits from customers in the banking business	333,075	230,236
Increase in borrowings in the life insurance business and the banking business	462,751	905,139
Increase in other financial assets and other current assets	(9,703)	(17,681)
Increase in other financial liabilities and other current liabilities	23,906	66,407
Income taxes paid	(102,732)	(269,885)
Other	(63,886)	(232,623)
Net cash provided by operating activities	1,140,217	1,233,643
(Continued on the following page.)

Consolidated Statements of Cash Flows (Continued)
	Yen in millions
	Fiscal year ended March 31
	2021	2022
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(477,931)	(441,096)
Proceeds from sales of property, plant and equipment and other intangible assets	15,893	11,409
Payments for investments and advances (other than Financial Services segment)	(103,351)	(91,082)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	20,352	16,081
Payments for purchase of businesses	(15,260)	(277,618)
Proceeds from sales of businesses	3,151	64,609
Other	(6,764)	(11,083)
Net cash used in investing activities	(563,910)	(728,780)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(18,334)	408
Proceeds from issuance of long-term debt	236,935	31,458
Payments of long-term debt	(89,918)	(194,562)
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.	396,500	-
Payments of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.	(396,500)	-
Dividends paid	(61,288)	(74,342)
Payments for purchase of treasury stock	(366)	(88,624)
Payment for purchase of noncontrolling interest in Sony Financial Group Inc.	(396,698)	-
Other	(8,864)	(10,916)
Net cash used in financing activities	(338,533)	(336,578)
Effect of exchange rate changes on cash and cash equivalents	36,685	94,369
Net increase in cash and cash equivalents	274,459	262,654
Cash and cash equivalents at beginning of the fiscal year	1,512,523	1,786,982
Cash and cash equivalents at end of the fiscal year	1,786,982	2,049,636

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Fiscal year ended March 31
	2021	2022	Change
Sales and financial services revenue:
Game & Network Services -
Customers	2,604,713	2,674,356	69,643
Intersegment	51,565	65,407	13,842
Total	2,656,278	2,739,763	83,485
Music -
Customers	927,250	1,100,532	173,282
Intersegment	12,617	16,417	3,800
Total	939,867	1,116,949	177,082
Pictures -
Customers	751,800	1,236,399	484,599
Intersegment	1,187	2,512	1,325
Total	752,987	1,238,911	485,924
Electronics Products & Solutions -
Customers	2,016,887	2,297,886	280,999
Intersegment	51,200	41,300	(9,900)
Total	2,068,087	2,339,186	271,099
Imaging & Sensing Solutions -
Customers	937,859	992,200	54,341
Intersegment	74,638	84,224	9,586
Total	1,012,497	1,076,424	63,927
Financial Services -
Customers	1,664,991	1,524,811	(140,180)
Intersegment	9,011	9,018	7
Total	1,674,002	1,533,829	(140,173)
All Other -
Customers	84,202	82,264	(1,938)
Intersegment	16,534	16,519	(15)
Total	100,736	98,783	(1,953)
Corporate and elimination	(205,793)	(222,332)	(16,539)
Consolidated total	8,998,661	9,921,513	922,852

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Electronics Products & Solutions (“EP&S”) segment. EP&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Fiscal year ended March 31
	2021	2022	Change
Operating income (loss):
Game & Network Services	341,718	346,089	4,371
Music	184,786	210,933	26,147
Pictures	79,851	217,393	137,542
Electronics Products & Solutions	127,859	212,942	85,083
Imaging & Sensing Solutions	145,884	155,597	9,713
Financial Services	154,765	150,111	(4,654)
All Other	7,178	17,981	10,803
Total	1,042,041	1,311,046	269,005
Corporate and elimination	(86,786)	(108,707)	(21,921)
Consolidated operating income	955,255	1,202,339	247,084

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The sales and financial services revenue and operating income (loss) for the fiscal year ended March 31, 2021 shown in the table above are presented to reflect the change in the organizational structure for the fiscal year ended March 31, 2022, which is discussed on page F-21.

Segment sales and financial services revenue
	Yen in millions
	Three months ended March 31
	2021	2022	Change
Sales and financial services revenue:
Game & Network Services -
Customers	645,330	646,928	1,598
Intersegment	14,975	18,322	3,347
Total	660,305	665,250	4,945
Music -
Customers	263,372	287,396	24,024
Intersegment	4,050	7,197	3,147
Total	267,422	294,593	27,171
Pictures -
Customers	200,046	311,153	111,107
Intersegment	125	1,082	957
Total	200,171	312,235	112,064
Electronics Products & Solutions -
Customers	460,607	483,867	23,260
Intersegment	13,656	10,186	(3,470)
Total	474,263	494,053	19,790
Imaging & Sensing Solutions -
Customers	211,629	234,271	22,642
Intersegment	20,564	21,020	456
Total	232,193	255,291	23,098
Financial Services -
Customers	437,362	277,427	(159,935)
Intersegment	2,256	2,256	-
Total	439,618	279,683	(159,935)
All Other -
Customers	15,822	19,586	3,764
Intersegment	3,543	5,322	1,779
Total	19,365	24,908	5,543
Corporate and elimination	(56,717)	(62,027)	(5,310)
Consolidated total	2,236,620	2,263,986	27,366

　　G&NS intersegment amounts primarily consist of transactions with the EP&S segment. EP&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Three months ended March 31
	2021	2022	Change
Operating income (loss):
Game & Network Services	31,689	87,255	55,566
Music	35,822	49,854	14,032
Pictures	(286)	11,038	11,324
Electronics Products & Solutions	(20,033)	(11,556)	8,477
Imaging & Sensing Solutions	17,542	10,743	(6,799)
Financial Services	41,880	47,837	5,957
All Other	(4,860)	(2,969)	1,891
Total	101,754	192,202	90,448
Corporate and elimination	(35,341)	(53,573)	(18,232)
Consolidated operating income	66,413	138,629	72,216

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The sales and financial services revenue and operating income (loss) for the three months ended March 31, 2021 shown in the table above are presented to reflect the change in the organizational structure for the fiscal year ended March 31, 2022, which is discussed on page F-21.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
Sales and financial services revenue:	2021	2022	Change
Game & Network Services
Digital Software and Add-on Content	1,454,654	1,424,459	(30,195)
Network Services	382,950	409,355	26,405
Hardware and Others	767,109	840,542	73,433
Total	2,604,713	2,674,356	69,643
Music
Recorded Music - Streaming	337,100	462,368	125,268
Recorded Music - Others	179,167	206,412	27,245
Music Publishing	156,862	200,334	43,472
Visual Media and Platform	254,121	231,418	(22,703)
Total	927,250	1,100,532	173,282
Pictures
Motion Pictures	265,301	518,840	253,539
Television Productions	267,123	419,494	152,371
Media Networks	219,376	298,065	78,689
Total	751,800	1,236,399	484,599
Electronics Products & Solutions
Televisions	709,007	858,837	149,830
Audio and Video	313,975	326,704	12,729
Still and Video Cameras	338,694	414,898	76,204
Mobile Communications	358,580	365,864	7,284
Other	296,631	331,583	34,952
Total	2,016,887	2,297,886	280,999
Imaging & Sensing Solutions	937,859	992,200	54,341
Financial Services	1,664,991	1,524,811	(140,180)
All Other	84,202	82,264	(1,938)
Corporate	10,959	13,065	2,106
Consolidated total	8,998,661	9,921,513	922,852

	Yen in millions
	Three months ended March 31
Sales and financial services revenue:	2021	2022	Change
Game & Network Services
Digital Software and Add-on Content	330,167	356,881	26,714
Network Services	97,984	104,423	6,439
Hardware and Others	217,179	185,624	(31,555)
Total	645,330	646,928	1,598
Music
Recorded Music - Streaming	101,310	120,457	19,147
Recorded Music - Others	51,435	56,347	4,912
Music Publishing	43,209	53,990	10,781
Visual Media and Platform	67,418	56,602	(10,816)
Total	263,372	287,396	24,024
Pictures
Motion Pictures	62,210	150,361	88,151
Television Productions	76,228	85,609	9,381
Media Networks	61,608	75,183	13,575
Total	200,046	311,153	111,107
Electronics Products & Solutions
Televisions	149,951	161,107	11,156
Audio and Video	66,033	73,018	6,985
Still and Video Cameras	80,482	75,665	(4,817)
Mobile Communications	74,150	83,010	8,860
Other	89,991	91,067	1,076
Total	460,607	483,867	23,260
Imaging & Sensing Solutions	211,629	234,271	22,642
Financial Services	437,362	277,427	(159,935)
All Other	15,822	19,586	3,764
Corporate	2,452	3,358	906
Consolidated total	2,236,620	2,263,986	27,366

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, peripheral devices and first-party software for third-party platforms.  In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with IFRS, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment (including noncontrolling interests). The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position
	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2020	March 31, 2021	March 31, 2022	April 1, 2020	March 31, 2021	March 31, 2022	April 1, 2020	March 31, 2021	March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥497,218	¥889,140	¥962,484	¥1,289,764	¥1,160,496	¥1,512,523	¥1,786,982	¥2,049,636
Investments and advances in the Financial Services segment	327,092	411,982	360,673	–	–	–	327,092	411,982	360,673
Trade and other receivables, and contract assets	115,592	119,791	169,929	1,086,457	1,261,321	1,478,620	1,194,334	1,365,493	1,628,521
Inventories	-	-	-	559,779	636,668	874,007	559,779	636,668	874,007
Other financial assets	79,721	73,349	81,174	55,762	44,498	68,124	135,482	117,682	149,301
Other current assets	51,765	51,147	72,441	390,915	357,582	450,953	441,974	396,210	473,070
Total current assets	1,124,209	1,153,487	1,573,357	3,055,397	3,589,833	4,032,200	4,171,184	4,715,017	5,535,208
Non-current assets:
Investments accounted for using the equity method	–	–	–	204,291	225,086	268,513	204,291	225,086	268,513
Investments and advances in the Financial Services segment	16,352,285	17,296,546	18,445,088	–	–	–	16,352,285	17,296,546	18,445,088
Investments in Financial Services, at cost	–	–	–	153,968	550,483	550,483	–	–	–
Property, plant and equipment	18,256	19,260	18,010	899,185	971,336	1,095,241	917,198	990,541	1,113,213
Right-of-use assets	57,892	65,775	73,774	315,431	292,262	339,658	373,282	358,034	413,430
Goodwill and intangible assets, including content assets	62,660	66,133	72,578	1,998,413	2,113,578	2,672,466	2,061,073	2,179,711	2,745,044
Deferred insurance acquisition costs	187,904	623,986	676,526	–	–	–	187,904	623,986	676,526
Deferred tax assets	8,129	–	–	202,217	309,341	332,330	210,333	215,669	298,589
Other financial assets	34,319	28,043	37,037	291,373	671,683	663,233	321,721	695,764	696,306
Other non-current assets	87,933	86,287	77,657	155,643	195,713	284,834	167,795	207,489	289,050
Total non-current assets	16,809,378	18,186,030	19,400,670	4,220,521	5,329,482	6,206,758	20,795,882	22,792,826	24,945,759
Total assets	¥17,933,587	¥19,339,517	¥20,974,027	¥7,275,918	¥8,919,315	¥10,238,958	¥24,967,066	¥27,507,843	¥30,480,967

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥768,100	¥1,160,896	¥1,964,776	¥154,884	¥246,257	¥183,187	¥922,968	¥1,407,153	¥2,147,962
Trade and other payables	43,975	80,189	118,921	1,273,946	1,531,502	1,744,011	1,310,536	1,596,563	1,843,242
Deposits from customers in the banking business	2,347,387	2,682,156	2,886,361	–	–	–	2,347,387	2,682,156	2,886,361
Income taxes payables	22,509	5,407	4,444	62,837	79,024	101,648	85,346	84,431	106,092
Participation and residual liabilities in the Pictures segment	–	–	–	163,007	161,433	190,162	163,007	161,433	190,162
Other financial liabilities	44,668	29,106	68,793	11,484	25,235	29,050	56,152	54,341	97,843
Other current liabilities	179,652	192,728	242,937	1,085,330	1,187,975	1,296,205	1,263,944	1,367,527	1,488,488
Total current liabilities	3,406,291	4,150,482	5,286,232	2,751,488	3,231,426	3,544,263	6,149,340	7,353,604	8,760,150
Non-current liabilities:
Long-term debt	276,409	361,106	470,498	662,644	692,531	733,148	939,030	1,053,636	1,203,646
Defined benefit liabilities	34,856	35,293	37,167	294,765	231,929	217,381	329,621	267,222	254,548
Deferred tax liabilities	879,683	802,830	634,576	176,839	122,489	110,715	1,041,156	816,587	696,492
Future insurance policy benefits and other	6,519,577	6,614,585	7,039,034	–	–	–	6,519,577	6,614,585	7,039,034
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,791,295	–	–	–	3,640,010	4,328,894	4,791,295
Participation and residual liabilities in the Pictures segment	-	-	-	119,702	116,537	220,113	119,702	116,537	220,113
Other financial liabilities	115,949	109,537	128,208	33,399	32,446	86,391	146,834	139,417	211,959
Other non-current liabilities	4,217	5,309	5,864	106,693	109,808	121,558	87,320	93,022	106,481
Total non-current liabilities	11,470,701	12,257,554	13,106,642	1,394,042	1,305,740	1,489,306	12,823,250	13,429,900	14,523,568
Total liabilities	14,876,992	16,408,036	18,392,874	4,145,530	4,537,166	5,033,569	18,972,590	20,783,504	23,283,718
Equity:
Stockholders’ equity of Financial Services	3,054,361	2,928,525	2,577,705	–	–	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	–	3,084,820	4,341,109	5,156,059	–	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	–	–	4,874,438	6,680,343	7,144,471
Noncontrolling interests	2,234	2,956	3,448	45,568	41,040	49,330	1,120,038	43,996	52,778
Total equity	3,056,595	2,931,481	2,581,153	3,130,388	4,382,149	5,205,389	5,994,476	6,724,339	7,197,249
Total liabilities and equity	¥17,933,587	¥19,339,517	¥20,974,027	¥7,275,918	¥8,919,315	¥10,238,958	¥24,967,066	¥27,507,843	¥30,480,967

Condensed Statements of Income
	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Sales	¥–	¥–	¥7,339,940	¥8,402,217	¥7,333,670	¥8,396,702
Financial services revenue	1,674,002	1,533,829	–	–	1,664,991	1,524,811
Total sales and financial services revenue	1,674,002	1,533,829	7,339,940	8,402,217	8,998,661	9,921,513

Cost of sales	–	–	5,076,858	5,856,925	5,065,879	5,845,804
Selling, general and administrative	–	–	1,468,672	1,582,850	1,473,154	1,588,473
Financial services expenses	1,510,685	1,383,054	–	–	1,501,674	1,374,037
Other operating (income) expense, net	8,552	664	5,698	(66,158)	14,250	(65,494)
Total costs and expenses	1,519,237	1,383,718	6,551,228	7,373,617	8,054,957	8,742,820

Share of profit (loss) of investments accounted for using the equity method	–	–	11,551	23,646	11,551	23,646

Operating income	154,765	150,111	800,263	1,052,246	955,255	1,202,339

Financial income (expenses), net	–	–	62,523	(45,698)	42,710	(84,836)

Income before income taxes	154,765	150,111	862,786	1,006,548	997,965	1,117,503

Income taxes	42,939	45,402	(89,162)	183,689	(45,931)	229,097

Net income	111,826	104,709	951,948	822,859	1,043,896	888,406

Net income of Financial Services	¥111,133	¥104,216	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥949,824	¥817,123	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥1,029,610	¥882,178

Net income attributable to noncontrolling interests	¥693	¥493	¥2,124	¥5,736	¥14,286	¥6,228

	Yen in millions
	Three months ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Sales	¥–	¥–	¥1,801,302	¥1,988,282	¥1,799,258	¥1,986,559
Financial services revenue	439,618	279,683	–	–	437,362	277,427
Total sales and financial services revenue	439,618	279,683	1,801,302	1,988,282	2,236,620	2,263,986

Cost of sales	–	–	1,327,028	1,447,793	1,324,280	1,444,635
Selling, general and administrative	–	–	436,566	448,303	437,059	449,754
Financial services expenses	389,417	231,451	–	-	387,161	229,197
Other operating (income) expense, net	8,321	395	18,370	4,958	26,691	5,353
Total costs and expenses	397,738	231,846	1,781,964	1,901,054	2,175,191	2,128,939

Share of profit (loss) of investments accounted for using the equity method	–	–	4,984	3,582	4,984	3,582

Operating income	41,880	47,837	24,322	90,810	66,413	138,629

Financial income (expenses), net	–	–	(24,515)	(49,022)	(24,515)	(49,004)

Income (loss) before income taxes	41,880	47,837	(193)	41,788	41,898	89,625

Income taxes	12,107	19,400	(37,387)	(42,748)	(25,210)	(23,346)

Net income	29,773	28,437	37,194	84,536	67,108	112,971

Net income of Financial Services	¥29,580	¥28,335	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥36,977	¥82,748	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥66,699	¥111,082

Net income attributable to noncontrolling interests	¥193	¥102	¥217	¥1,788	¥409	¥1,889

Statements of Cash Flows
	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022
Cash flows from operating activities:
Income (loss) before income taxes	¥154,765	¥150,111	¥862,786	¥1,006,548	¥997,965	¥1,117,503
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	23,860	24,932	663,513	810,301	687,373	835,233
Amortization of deferred insurance acquisition costs	44,738	69,237	–	–	44,738	69,237
Other operating (income) expense, net	8,552	664	5,698	(66,158)	14,250	(65,494)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	(62,704)	60,402	(62,704)	60,402
Change in future insurance policy benefits and other	358,666	458,880	–	–	358,666	458,880
Change in policyholders’ account in the life insurance business, less cash impact	558,539	238,309	–	–	558,539	238,309
Net cash impact of policyholders’ account in the life insurance business	134,299	227,262	–	–	134,299	227,262
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(4,597)	(53,819)	(141,064)	(121,684)	(137,939)	(171,094)
(Increase) decrease in inventories	–	-	(56,509)	(194,624)	(56,509)	(194,624)
(Increase) decrease in investments and advances in the Financial Services segment	(1,901,928)	(1,529,665)	–	–	(1,901,928)	(1,529,665)
(Increase) decrease in content assets	–	-	(325,664)	(489,617)	(325,664)	(489,617)
(Increase) decrease in deferred insurance acquisition costs	(98,122)	(117,337)	–	–	(98,122)	(117,337)
Increase (decrease) in trade payables	37,044	37,885	258,994	93,660	288,854	126,989
Increase (decrease) in deposits from customers in the banking business	333,075	230,236	–	–	333,075	230,236
Increase (decrease) in borrowings in the life insurance business and the banking business	462,751	905,139	–	–	462,751	905,139
Other	(101,728)	(182,124)	(54,785)	(285,560)	(157,427)	(467,716)
Net cash provided by (used in) operating activities	9,914	459,710	1,150,265	813,268	1,140,217	1,233,643

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(19,368)	(20,562)	(458,700)	(420,542)	(477,931)	(441,096)
Payments for investments and advances (other than Financial Services segment)	–	–	(103,351)	(91,082)	(103,351)	(91,082)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	20,352	16,081	20,352	16,081
Other	(2,514)	2,914	(466)	(215,597)	(2,980)	(212,683)
Net cash provided by (used in) investing activities	(21,882)	(17,648)	(542,165)	(711,140)	(563,910)	(728,780)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(10,389)	(10,975)	139,062	(151,721)	128,683	(162,696)
Dividends paid	(30,454)	(39,159)	(61,288)	(74,342)	(61,288)	(74,342)
Other	(10)	(6)	(395,279)	(99,702)	(405,928)	(99,540)
Net cash provided by (used in) financing activities	(40,853)	(50,140)	(317,505)	(325,765)	(338,533)	(336,578)

Effect of exchange rate changes on cash and cash equivalents	–	–	36,685	94,369	36,685	94,369

Net increase (decrease) in cash and cash equivalents	(52,821)	391,922	327,280	(129,268)	274,459	262,654
Cash and cash equivalents at beginning of the fiscal year	550,039	497,218	962,484	1,289,764	1,512,523	1,786,982
Cash and cash equivalents at end of the fiscal year	¥497,218	¥889,140	¥1,289,764	¥1,160,496	¥1,786,982	¥2,049,636

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Fiscal year ended March 31
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	1,029,610	882,178
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	385	163
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	1,029,995	882,341

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,230,480	1,239,299
Effect of dilutive securities:
Stock acquisition rights	4,474	5,470
Zero coupon convertible bonds	15,392	6,491
Weighted-average shares for diluted EPS computation	1,250,346	1,251,260

	Yen in millions
	Three months ended March 31
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	66,699	111,082
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	56	34
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	66,755	111,116

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,238,284	1,238,277
Effect of dilutive securities:
Stock acquisition rights	5,213	5,100
Zero coupon convertible bonds	8,875	5,431
Weighted-average shares for diluted EPS computation	1,252,372	1,248,808

(Segmentation)
　　Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ended March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment. In connection with these organizational changes, sales and financial services revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2021 are presented to conform to the organizational structure for the fiscal year ended March 31, 2022.

　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Ellation Holdings, Inc. Acquisition)
　　On August 9, 2021, Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony, through Funimation Global Group, LLC (“Funimation”), acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll”.  Funimation is a joint venture between SPE and Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc.  The consideration for the acquisition of 135,938 million yen (1,237 million U.S. dollars) was paid in cash.  As a result of the acquisition, Ellation has become a wholly-owned subsidiary of Sony.

　　Crunchyroll is a direct-to-consumer service, connecting anime and manga fans across more than 200 countries and territories.  Crunchyroll provides services including subscription video-on-demand, advertising-based video-on-demand, mobile games, manga, events, merchandise and distribution.  The acquisition brings together two animation distribution brands, Funimation and Crunchyroll, allowing Sony to expand fan-centric offerings.

　　As a result of the acquisition, Sony consolidated Ellation by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Ellation.  The following table summarizes the final fair values assigned to the assets and liabilities of Ellation that were recorded in the Pictures segment.  The measurement period adjustments were not material.

Yen in millions
Cash and cash equivalents	8,379
Trade and other receivables, and contract assets	3,714
Inventories	3,295
Right-of-use assets	4,962
Goodwill	81,250
Content assets	36,266
Other intangible assets	35,697
Other	2,512
Total assets	176,075
Trade and other payables	17,365
Other current liabilities	7,723
Long-term debt	4,386
Deferred tax liabilities	9,408
Other	659
Total liabilities	39,541

　　Content assets and other intangible assets mainly consist of license agreements and customer relationships.  Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with existing Sony assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes.  The goodwill recorded in connection with the acquisition is included in the Pictures segment.

　　Revenue and net income attributable to Ellation since the date of acquisition included in Sony’s consolidated statements of income and pro forma results of operations have not been presented because the effect of the acquisition was not material.

(Transfer of certain operations of Game Show Network, LLC)
　On December 6, 2021, Sony completed the transfer of GSN Games, a division of Game Show Network, LLC, a wholly-owned subsidiary in the Pictures segment, to Scopely, Inc. (“Scopely”). The consideration for the transaction was 115,054 million yen (1,011 million U.S. dollars), of which Sony received 58,131 million yen (511 million U.S. dollars) in cash and 56,923 million yen (500 million U.S. dollars) in preferred stock of Scopely.

　This preferred stock is measured at fair value as an equity instrument and subsequent changes in the fair value will be recognized in other comprehensive income. As a result of the completion of this transfer, Sony recognized a gain of 70,020 million yen (615 million U.S. dollars) within other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2022.

First-Time Adoption
　Sony has adopted IFRS from the first quarter of the fiscal year ended March 31, 2022. The latest consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”) were prepared for the fiscal year ended March 31, 2021, and the date of transition to IFRS was April 1, 2020.

(1)  Exemption under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”)

IFRS 1 requires that a company adopting IFRS for the first-time (“first-time adopters”) shall apply IFRS retrospectively. However, IFRS 1 provides certain exemptions that allow first-time adopters to choose not to apply certain standards retrospectively. Sony has adopted the following exemptions:

Business combinations

　 First-time adopters may choose not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Sony has applied this exemption and chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS. Therefore, the carrying amounts of goodwill generated in business combinations that occurred prior to the date of transition to IFRS were based on the carrying amounts determined under U.S. GAAP at the date of transition to IFRS.

　 Sony performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired.

Exchange differences on translating foreign operations

　 First-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and deemed all cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.

Designation of financial instruments recognized before the date of transition to IFRS

　 First-time adopters may designate an investment in an equity instrument as an investment recognized at fair value through other comprehensive income in accordance with IFRS 9 “Financial Instruments” based on the facts and circumstances that existed at the date of transition to IFRS. Sony has applied this exemption and designated some equity instruments at fair value in other comprehensive income at the date of transition to IFRS.

Recognition of right-of-use assets and lease liabilities

　 When first-time adopters recognize right-of-use assets and lease liabilities as a lessee, they are permitted to measure right-of-use assets and lease liabilities at the date of transition to IFRS. Sony measured all lease liabilities at the date of transition to IFRS at the present value of the remaining lease payments, discounted using Sony’s incremental borrowing rate at the date of transition to IFRS. Sony recognized right-of-use assets equal to the amount of lease liabilities at the date of transition to IFRS.

(2)  Mandatory exception under IFRS 1

IFRS 1 prohibits the retrospective application of IFRS concerning “estimates,” “non-controlling interests,” “classification and measurement of financial instruments” and other items. Sony applied these items prospectively from the date of transition to IFRS.

(3)  Reconciliation

　The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations as below. “Reclassification” includes items that do not affect retained earnings and comprehensive income, while “Recognition and measurement differences” includes items that affect retained earnings and comprehensive income.

Reconciliation of equity at the date of transition to IFRS (April 1, 2020)

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,512,357	–	166	1,512,523		Cash and cash equivalents
Marketable securities	1,847,772	(1,847,772)	–	–	a
	–	327,092	–	327,092	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,028,793	(1,028,793)	–	–	b
	–	1,195,228	(894)	1,194,334	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(26,153)	26,153	-	–	b
Inventories	558,452	-	1,327	559,779		Inventories
Other receivables	188,076	(188,076)	-	-	c
	–	135,265	217	135,482	d	Other financial assets
Prepaid expenses and other current assets	594,009	(153,473)	1,438	441,974	d	Other current assets
Total current assets	5,703,306	(1,534,376)	2,254	4,171,184		Total current assets

						Non-current assets:
Film costs	458,853	(458,853)	–	–	e
Investments and advances:
Affiliated companies	207,922	(608)	(3,023)	204,291		Investments accounted for using the equity method
Securities investments and other	12,526,990	(12,526,990)	–	–	f
Allowance for credit losses	(6,341)	6,341	–	–
	–	13,906,535	2,445,750	16,352,285	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	81,482	(81,482)	–	–
Buildings	659,556	(659,556)	–	–
Machinery and equipment	1,725,720	(1,725,720)	–	–
Construction in progress	76,391	(76,391)	–	–
Less - Accumulated depreciation	1,634,505	(1,634,505)	–	–
	–	921,513	(4,315)	917,198		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	359,510	(359,510)	–	–	g
Finance lease right-of-use assets	33,100	(33,100)	–	–	g
	–	376,998	(3,716)	373,282	g	Right-of-use assets
Intangibles, net	906,310	(906,310)	–	–	e
Goodwill	783,888	–	(92,959)	690,929	C	Goodwill
	–	991,611	1,033	992,644	e	Content assets
	–	373,552	3,948	377,500	e	Other intangible assets
Deferred insurance acquisition costs	600,901	–	(412,997)	187,904	E	Deferred insurance acquisition costs
Deferred income taxes	210,417	87	(171)	210,333		Deferred tax assets
	–	298,469	23,252	321,721	f,h,D	Other financial assets
Other	339,284	(154,853)	(16,636)	167,795	h,B	Other non-current assets
	17,329,478	1,526,238	1,940,166	20,795,882		Total non-current assets
Total assets	23,032,784	(8,138)	1,942,420	24,967,066		Total assets

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	810,176	13,869	–	824,045		Short-term borrowings
Current portion of long-term debt	29,807	69,116	–	98,923	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	68,942	(68,942)	–	–	i
Notes and accounts payable, trade	380,810	(380,810)	–	–	j
	–	1,340,573	(30,037)	1,310,536	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,630,197	(1,630,197)	–	–	k
Deposits from customers in the banking business	2,440,783	(93,396)	–	2,347,387	l	Deposits from customers in the banking business
Accrued income and other taxes	145,996	(60,650)	–	85,346		Income taxes payables
	–	163,007	–	163,007	k	Participation and residual liabilities in the Pictures segment
	–	56,152	–	56,152	k,m	Other financial liabilities
Other	733,732	527,859	2,353	1,263,944	k,m	Other current liabilities
Total current liabilities	6,240,443	(63,419)	(27,684)	6,149,340		Total current liabilities
						Non-current liabilities:
Long-term debt	634,966	305,871	(1,807)	939,030	i	Long-term debt
Long-term operating lease liabilities	314,836	(314,836)	–	–	i
Accrued pension and severance costs	324,655	4,355	611	329,621	B	Defined benefit liabilities
Deferred income taxes	548,034	87	493,035	1,041,156	F	Deferred tax liabilities
Future insurance policy benefits and other	6,246,047	–	273,530	6,519,577	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	3,642,271	–	(2,261)	3,640,010	E	Policyholders’ account in the life insurance business
	–	122,706	(3,004)	119,702	n	Participation and residual liabilities in the Pictures segment
	–	146,834	–	146,834	l,n,o	Other financial liabilities
Other	289,285	(201,969)	4	87,320	n	Other non-current liabilities
	12,000,094	63,048	760,108	12,823,250		Total non-current liabilities
Total liabilities	18,240,537	(371)	732,424	18,972,590		Total liabilities
Redeemable noncontrolling interest	7,767	(7,767)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,289,719	–	7,835	1,297,554		Additional paid-in capital
Retained earnings	2,765,187	–	(815,490)	1,949,697	G	Retained earnings
Accumulated other comprehensive income	(580,980)	–	1,560,456	979,476	A,B,D E,F	Accumulated other comprehensive income
Treasury stock, at cost	(232,503)	–	–	(232,503)		Treasury stock, at cost
	4,121,637	–	752,801	4,874,438		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	662,843	–	457,195	1,120,038	F	Noncontrolling interests
Total equity	4,784,480	–	1,209,996	5,994,476		Total equity
Total liabilities and equity	23,032,784	(8,138)	1,942,420	24,967,066		Total liabilities and equity
* “U.S. GAAP” represents the consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2020, adjusted for the adoption of the Accounting Standards Updates issued by the Financial Accounting Standards Board effective as of April 1, 2020.

Reconciliation of equity as of March 31, 2021

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,786,982	–	–	1,786,982		Cash and cash equivalents
Marketable securities	2,902,438	(2,902,438)	–	–	a,p
	–	412,016	(34)	411,982	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,099,300	(1,099,300)	–	–	b
	–	1,366,991	(1,498)	1,365,493	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(29,406)	29,406	–	–	b
Inventories	637,391	–	(723)	636,668		Inventories
Other receivables	283,499	(283,499)	–	–	c
	–	117,522	160	117,682	d	Other financial assets
Prepaid expenses and other current assets	538,540	(141,517)	(813)	396,210	d	Other current assets
Total current assets	7,218,744	(2,500,819)	(2,908)	4,715,017		Total current assets

						Non-current assets:
Film costs	459,426	(459,426)	–	–	e
Investments and advances:
Affiliated companies	226,218	(1,132)	–	225,086		Investments accounted for using the equity method
Securities investments and other	14,046,196	(14,046,196)	–	–	f
Allowance for credit losses	(8,419)	8,419	–	–
	–	15,639,456	1,657,090	17,296,546	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	79,557	(79,557)	–	–
Buildings	683,249	(683,249)	–	–
Machinery and equipment	1,748,961	(1,748,961)	–	–
Construction in progress	100,728	(100,728)	–	–
Less - Accumulated depreciation	1,627,061	(1,627,061)	–	–
	–	994,676	(4,135)	990,541		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	337,322	(337,322)	–	–	g
Finance lease right-of-use assets	39,772	(39,772)	–	–	g
	–	365,641	(7,607)	358,034	g	Right-of-use assets
Intangibles, net	996,305	(996,305)	–	–	e
Goodwill	827,149	(398)	(100,642)	726,109	C	Goodwill
	–	1,062,865	(318)	1,062,547	e	Content assets
	–	392,862	(1,807)	391,055	e	Other intangible assets
Deferred insurance acquisition costs	657,420	–	(33,434)	623,986	E	Deferred insurance acquisition costs
Deferred income taxes	207,470	(2,649)	10,848	215,669		Deferred tax assets
	–	663,105	32,659	695,764	f,h,D	Other financial assets
Other	361,803	(137,916)	(16,398)	207,489	h,B	Other non-current assets
	19,136,096	2,120,474	1,536,256	22,792,826		Total non-current assets
Total assets	26,354,840	(380,345)	1,533,348	27,507,843		Total assets

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	1,187,868	13,879	–	1,201,747		Short-term borrowings
Current portion of long-term debt	131,699	73,582	125	205,406	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,362	(73,362)	–	–	i
Notes and accounts payable, trade	599,569	(599,569)	–	–	j
	–	1,632,952	(36,389)	1,596,563	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,756,833	(1,756,833)	–	–	k
Deposits from customers in the banking business	2,773,885	(91,729)	–	2,682,156	l	Deposits from customers in the banking business
Accrued income and other taxes	165,406	(82,594)	1,619	84,431		Income taxes payables
	–	164,005	(2,572)	161,433	k	Participation and residual liabilities in the Pictures segment
	–	54,341	–	54,341	k,m,o	Other financial liabilities
Other	1,126,802	234,441	6,284	1,367,527	k,m,p	Other current liabilities
Total current liabilities	7,815,424	(430,887)	(30,933)	7,353,604		Total current liabilities
						Non-current liabilities:
Long-term debt	773,294	281,086	(744)	1,053,636	i	Long-term debt
Long-term operating lease liabilities	290,259	(290,259)	–	–	i
Accrued pension and severance costs	254,103	12,364	755	267,222	B	Defined benefit liabilities
Deferred income taxes	366,761	(2,649)	452,475	816,587	F	Deferred tax liabilities
Future insurance policy benefits and other	6,599,977	–	14,608	6,614,585	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	4,331,065	–	(2,171)	4,328,894	E	Policyholders’ account in the life insurance business
	–	120,712	(4,175)	116,537	n	Participation and residual liabilities in the Pictures segment
	–	139,417	–	139,417	l,n,o	Other financial liabilities
Other	294,302	(201,551)	271	93,022	n	Other non-current liabilities
	12,909,761	59,120	461,019	13,429,900		Total non-current liabilities
Total liabilities	20,725,185	(371,767)	430,086	20,783,504		Total liabilities
Redeemable noncontrolling interest	8,179	(8,179)	-	-	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,486,721	–	2,876	1,489,597		Additional paid-in capital
Retained earnings	3,857,152	–	(942,649)	2,914,503	G	Retained earnings
Accumulated other comprehensive income	(524,020)	–	2,044,277	1,520,257	A,B,C D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(124,228)	–	–	(124,228)		Treasury stock, at cost
	5,575,839	–	1,104,504	6,680,343		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	45,637	(399)	(1,242)	43,996		Noncontrolling interests
Total equity	5,621,476	(399)	1,103,262	6,724,339		Total equity
Total liabilities and equity	26,354,840	(380,345)	1,533,348	27,507,843		Total liabilities and equity

Reconciliation of profit or loss for the fiscal year ended March 31, 2021

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Sales and operating revenue:						Sales and financial services revenue:
Net sales	7,252,766	79,293	1,611	7,333,670	q	Sales
Financial services revenue	1,661,520	13,512	(10,041)	1,664,991	r,D	Financial services revenue
Other operating revenue	85,074	(85,074)	–	-	q
	8,999,360	7,731	(8,430)	8,998,661		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	5,072,596	(3,850)	(2,867)	5,065,879	B	Cost of sales
Selling, general and administrative	1,469,955	61	3,138	1,473,154	B	Selling, general and administrative
Financial services expenses	1,488,963	12,503	208	1,501,674	r,D	Financial services expenses
Other operating expense, net	7,468	(720)	7,502	14,250	C	Other operating (income) expense, net
	8,038,982	7,994	7,981	8,054,957		Total costs and expenses
Equity in net income of affiliated companies	11,487	–	64	11,551	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	971,865	(263)	(16,347)	955,255		Operating income
Other income:
Interest and dividends	10,457	(10,457)	–	–
Gain on equity securities, net	247,026	(247,026)	–	–
Other	6,752	(6,752)	–	–
	–	264,692	(180,900)	83,792	s,D	Financial income
Other expenses:
Interest expenses	12,185	(12,185)	–	–
Foreign exchange loss, net	16,056	(16,056)	–	–
Net periodic benefit costs other than service cost	8,811	(8,811)	–	–
Other	6,678	(6,678)	–	–
	–	43,924	(2,842)	41,082	s,B	Financial expenses
Income before income taxes	1,192,370	–	(194,405)	997,965	H	Income before income taxes
Income taxes	995	–	(46,926)	(45,931)	I	Income taxes
Net income	1,191,375	–	(147,479)	1,043,896		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	1,171,776	–	(142,166)	1,029,610		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	19,599	–	(5,313)	14,286		Noncontrolling interests

Reconciliation of comprehensive income for the fiscal year ended March 31, 2021

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Net income	1,191,375	–	(147,479)	1,043,896		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	144,740	144,740	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	12,965	–	(1,410)	11,555		Remeasurement of defined benefit pension plans
	–	–	87	87		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(102,492)	–	(103,057)	(205,549)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized gains on derivative instruments	1,513	–	(1,462)	51		Cash flow hedges
Debt valuation adjustments	(3,120)	–	–	(3,120)		Insurance contract valuation adjustments
Foreign currency translation adjustments	106,826	(798)	9,293	115,321		Exchange differences on translating foreign operations
	–	798	–	798		Share of other comprehensive income of investments accounted for using the equity method
	15,692	–	48,191	63,883		Total other comprehensive income, net of tax
Total comprehensive income	1,207,067	–	(99,288)	1,107,779		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	1,198,836	–	(80,208)	1,118,628		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	8,231	–	(19,080)	(10,849)		Noncontrolling interests

(4)  Notes to reconciliation

Reclassifications

a.
“Marketable securities,” which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets under IFRS. Investments held for variable annuities and variable life insurance contracts in the life insurance business, which were included in “Marketable securities” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS, after considering the current/non-current distinction based on the purpose of the investments related to the insurance liabilities in accordance with paragraph 66 of International Accounting Standards 1 “Presentation of Financial Statements” (“IAS 1”).

b.
“Notes and accounts receivable, trade and contract assets” and “Allowance for credit losses,” which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.

c.	“Other receivables,” which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.
d.	“Other financial assets,” which were included in “Prepaid expenses and other current assets” under U.S. GAAP, are separately presented under IFRS.
e.
“Film costs,” which were presented separately, and music catalogs, artist contracts, music distribution rights and other content assets, which were included in “Intangibles, net” under U.S. GAAP are collectively reclassified and presented as “Content assets” under IFRS. “Intangibles, net” other than those reclassified and presented as “Content assets” have been reclassified into “Other intangible assets” under IFRS.

f.
“Securities investments and other,” which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as non-current assets for the amounts related to the Financial Services segment and “Other financial assets” as non-current assets for the amounts related to all segments excluding the Financial Services segment under IFRS. Housing loans in the banking business, which were included in “Securities investments and other” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 66 of IAS 1.

g.	“Operating lease right-of-use assets” and “Finance lease right-of-use assets,” which were separately presented under U.S. GAAP, have been reclassified into “Right-of-use assets” under IFRS.
h.	“Other financial assets,” which were included in “Other” in other assets under U.S. GAAP, are separately presented under IFRS.
i.
“Current portion of long-term operating lease liabilities” and “Long-term operating lease liabilities,” which were separately presented under U.S. GAAP, have been reclassified into “Current portion of long-term debt” and “Long-term debt,” respectively under IFRS.

j.	“Notes and accounts payable, trade,” which were separately presented under U.S. GAAP, have been reclassified into “Trade and other payables” under IFRS.
k.
“Accounts payable, other and accrued expenses,” which were separately presented under U.S. GAAP, have been reclassified into either “Trade and other payables,” “Participation and residual liabilities in the Pictures segment,” “Other financial liabilities” or “Other current liabilities” under IFRS.

l.
“Deposits from customers in the banking business,” which were separately presented under U.S. GAAP, have been reclassified into “Other financial liabilities” of non-current liabilities under IFRS, after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 69 of IAS 1.

m.	“Trade and other payables” and “Other financial liabilities,” which were included in current liabilities “Other” under U.S. GAAP, are separately presented under IFRS.
n.
“Participation and residual liabilities in the Pictures segment” and “Other financial liabilities,” which were included in “Other” in other than current liabilities under U.S. GAAP, are separately presented under IFRS.

o.	“Redeemable noncontrolling interest,” which was separately presented under U.S. GAAP, has been reclassified into “Other financial liabilities” under IFRS.
p.
Under U.S. GAAP, securities received as collateral other than cash in lending transactions are accounted for as “Marketable securities” and also as “Other current liabilities” representing Sony’s obligation to return the collateral, which was 373,274 million yen as of March 31, 2021. Under IFRS, the securities received as collateral other than cash shall be recognized in the consolidated statements of financial position if they are sold or the transferor defaults. None of the securities was recognized in the consolidated statements of financial position as of March 31, 2021.

q.	“Other operating revenue,” which was separately presented under U.S. GAAP, has been reclassified into “Sales” under IFRS.
r.
Under IFRS, “Financial services revenue” and “Financial services expenses” have increased by the same amount due to the gross up of revenue and expenses related to service transactions, based on the presentation requirements.

s.	Under IFRS, “Financial income” and “Financial expenses” have been presented separately, based on the presentation requirements.

Recognition and measurement differences

A.  Exchange differences on translating foreign operations

　　Under IFRS 1, first-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.
　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Accumulated other comprehensive income	(509,872)	(510,091)
Adjustment to retained earnings	(509,872)	(510,091)

B.  Post-employment benefits

　　Under U.S. GAAP, past service costs and actuarial gains and losses are deferred in accumulated other comprehensive income, and subsequently reclassified to profit or loss over a certain period of time in the future.
　　Under IFRS, past service costs are expensed as incurred. Adjustments due to remeasurements of the net defined benefit liabilities or assets, such as actuarial gains and losses, are recognized in other comprehensive income when incurred and immediately transferred to retained earnings and are not reclassified to profit or loss in a subsequent period.
　　In addition, if the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other non-current assets	(16,829)	(17,083)
Defined benefit liabilities	30	(62)
Accumulated other comprehensive income	(300,385)	(277,379)
Adjustment to retained earnings	(317,184)	(294,524)

Yen in millions
Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Cost of sales	(2,193)
Selling, general and administrative	(244)
Financial expenses	9,476
Increase (decrease) in adjustment to income before income taxes	7,039

C. Impairment of goodwill

　　The level at which goodwill is tested for impairment differs between U.S. GAAP and IFRS. Under U.S. GAAP, goodwill is tested for impairment at the reporting unit level. Reporting units are Sony’s operating segments or one level below the operating segments. The identification of reporting units is dependent on the level at which discrete financial information is available and regularly reviewed by the segment manager. Under IFRS, goodwill is tested for impairment at the level of the cash-generating unit (“CGU”) or group of CGUs, which represent the lowest level at which goodwill is monitored for internal management purposes, which may be a lower level of grouping than a reporting unit under U.S. GAAP. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.
　　Upon the transition to IFRS, Sony assessed its reporting units to determine if such reporting units should be further divided into several CGUs under IFRS. As a result, Sony determined that certain CGUs should be grouped at a lower level than a reporting unit under U.S. GAAP. In addition, Sony performed an impairment test for goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired based on conditions at the date of transition to IFRS. In performing the impairment test, Sony used the goodwill balance under U.S. GAAP attributed to each CGU or group of CGUs based on the history of acquisitions of the businesses. Under U.S. GAAP, when a business within a reporting unit was disposed of (including when classified as held for sale), goodwill was allocated to the remaining business and the disposed business based on relative fair value, and only the goodwill allocated to the disposed business was written off. Under IFRS, since certain disposed businesses represented individual CGUs or a group of CGUs, at the time of disposition, all the goodwill that was recognized for such businesses would have been written off. The assessment resulted in impairments related to CGUs or groups of CGUs of businesses that Sony disposed of prior to the date of transition to IFRS. In addition, the assessment resulted in impairments related to CGUs or groups of CGUs of businesses that existed at the date of transition to IFRS where the recoverable amount was lower than the carrying amount.
　　As a result, at the date of transition to IFRS, goodwill decreased by 96,817 million yen, and retained earnings decreased by the same amount. The impact of this change was primarily in the I&SS and Pictures segments and is discussed below.
　　In the I&SS segment, at the date of transition to IFRS, Sony recognized 43,376 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of businesses that Sony disposed of prior to the date of transition to IFRS as well as the Internet of Things (“IoT”)-related business, which existed at the date of transition to IFRS. The recoverable amount of the IoT-related business was determined by the value in use and a pre-tax discount rate of 9.8% was used in the measurement.
　　In the Pictures segment, at the date of transition to IFRS, Sony recognized 48,749 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of businesses that Sony disposed of prior to the date of transition to IFRS as well as the United States television network CGU, which existed at the date of transition to IFRS. The recoverable amount of the United States television network CGU was determined by the value in use and a pre-tax discount rate of 15.9% was used in the measurement.

　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Goodwill	(96,817)	(100,727)
Accumulated other comprehensive income	-	2,942
Adjustment to retained earnings	(96,817)	(97,785)

Yen in millions
Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Other operating (income) expense, net	(968)
Increase (decrease) in adjustment to income before income taxes	(968)

　　The carrying amount of goodwill by segment is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
Game & Network Services*1	170,974	172,360
Music*2	391,325	408,424
Pictures*3	103,626	120,083
Electronics Products & Solutions	11,354	11,533
Imaging & Sensing Solutions	2,816	2,875
Financial Services	10,834	10,834
Total	690,929	726,109

*1 Game & Network Services (“G&NS”)
　　All of the goodwill shown in the G&NS line of the table above relates to the PlayStation® business. Goodwill related to the CGU has a carrying amount of 170,974 million yen and 172,360 million yen, as of April 1, 2020 and March 31, 2021, respectively. Intangible assets with indefinite useful lives related to the PlayStation® business have a carrying amount of 57,397 million yen and 57,449 million yen, as of April 1, 2020 and March 31, 2021, respectively, which are included in “Other intangible assets.” Intangible assets with indefinite useful lives include the trademark for PlayStation®, which is assessed to have an indefinite useful life as the trademark for PlayStation® is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the future as well. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the mid-range plan (“MRP”). A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.5% and 9.8% as of April 1, 2020 and 1.5% and 8.7% as of March 31, 2021, respectively.

*2 Music
　　Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and music publishing CGUs excluding operations in Japan.
　　Goodwill related to the worldwide recorded music CGU has a carrying amount of 128,918 million yen and 136,572 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.0% and 9.2% as of April 1, 2020 and 1.0% and 9.3% as of March 31, 2021, respectively.
　　Goodwill related to the music publishing CGU has a carrying amount of 238,684 million yen and 248,130 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 2.5% and 8.4% as of April 1, 2020 and 2.5% and 8.2% as of March 31, 2021, respectively.

*3 Pictures
　　Goodwill shown in the Pictures line of the table above is primarily allocated to the United States television network CGU. Goodwill related to the CGU is recognized with the carrying amounts of 54,156 million yen and 55,092 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. The terminal value is based on an earnings multiple applied to the final year of the forecasted earnings. The growth rate beyond the MRP period and the pre-tax discount rate are 1.0% and 15.9% as of April 1, 2020 and 1.0% and 14.7% as of March 31, 2021, respectively.

　　The value in use calculation uses key assumptions such as the pre-tax discount rate, perpetual growth rate, competitive and regulatory environment, and technology trends. For each assumption, historical experience, external information, competitors and industry trends are taken into account. Sony does not expect the recoverable amounts to be lower than the carrying amounts even when the growth rate and pre-tax discount rate that are used in the evaluation of the recoverable amounts change within a reasonably predictable range.

D.  Equity instruments and debt instruments

　　Under U.S. GAAP, equity securities are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
　　Additionally, under U.S. GAAP, debt securities that are held-to-maturity, primarily in the life insurance business, are carried at amortized cost.
　　Under IFRS, equity instruments are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. However, for investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income. Such financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income.
　　Additionally, under IFRS, debt instruments, which are primarily in the life insurance business, are classified as financial assets measured at fair value through other comprehensive income if the debt instruments are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial assets after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other financial assets (non-current)	22,110	31,627
Investments and advances in the Financial Services segment (non-current)	2,439,946	1,649,660
Accumulated other comprehensive income	(2,424,510)	(1,840,980)
Adjustment to retained earnings	37,546	(159,693)

Yen in millions
Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Financial services revenue	(12,547)
Financial services expenses	(854)
Share of profit (loss) of investments accounted for using the equity method	(30)
Financial income	(178,677)
Increase (decrease) in adjustment to income before income taxes	(192,108)

E.  Insurance-related accounts

　　In accordance with Sony’s first-time adoption of IFRS 4 “Insurance Contracts” at the date of transition to IFRS, insurance contracts are recognized and measured based on the same accounting principles previously applied under U.S. GAAP. Under IFRS, the amount of insurance-related accounts was affected by shadow accounting in the life insurance business as a result of the increase in financial instruments to be measured at fair value through other comprehensive income. This change is mainly because the shadow liability adequacy test indicated that the insurance liabilities were not recorded at a sufficient level at the date of transition to IFRS.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred insurance acquisition costs	(412,997)	(33,434)
Future insurance policy benefits and other	(273,530)	(14,609)
Policyholders’ account in the life insurance business	2,261	2,170
Accumulated other comprehensive income	684,266	45,873

F.  Impact of changes in the measurement method of debt instruments in the life insurance business on deferred tax liabilities and noncontrolling interests

　　In connection with “D. Equity instruments and debt instruments” and “E. Insurance-related accounts,” accumulated other comprehensive income is affected due to the change in the measurement method of debt instruments in the life insurance business and the change in the amount of insurance-related accounts as a result of the application of shadow accounting.
　　The impact of this change on deferred tax liabilities and noncontrolling interests is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred tax liabilities	(489,839)	(452,189)
Noncontrolling interests	(440,099)	-
Accumulated other comprehensive income	929,938	452,189

G.  Retained earnings

The main items causing the differences in retained earnings are as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
Retained earnings under U.S. GAAP	2,765,187	3,857,152
1 Exchange differences on translating foreign operations *A	(509,872)	(510,091)
2 Post-employment benefits *B	(317,184)	(294,524)
3 Impairment of goodwill *C	(96,817)	(97,785)
4 Equity instruments and debt instruments *D	37,546	(159,693)
5 Other	6,616	13,249
Tax effect of adjustments	64,221	106,195
Total	(815,490)	(942,649)
Retained earnings under IFRS	1,949,697	2,914,503

H.  Income before income taxes

The main items causing the differences in income before income taxes are as follows:

Yen in millions
Fiscal year ended March 31, 2021
Income before income taxes under U.S. GAAP	1,192,370
1 Post-employment benefits *B	7,039
2 Impairment of goodwill *C	(968)
3 Equity instruments and debt instruments *D	(192,108)
4 Other	(8,368)
Total	(194,405)
Income before income taxes under IFRS	997,965

I.  Income taxes

　　Due to the adoption of IFRS, income taxes have been adjusted by recording the tax effects on various IFRS adjustments recognized and measured, and other IFRS tax effects.

(5)  Reconciliation of consolidated statements of cash flows

　　Main items of the differences on consolidated statements of cash flows are as follows:

	Yen in millions
	Fiscal year ended March 31, 2021
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	1,350,150	(1,781,516)	666,967
1. Principal payments for operating lease liabilities*1	72,098	-	(72,098)
2. Additions and disposals of content assets*2	(34,751)	34,751	-
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(1,181,744)	1,181,744	-
(2) Deposits from customers in the banking business	332,987	-	(332,987)
(3) Borrowings in the life insurance business and the banking business	463,783	-	(463,783)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	134,299	-	(134,299)
4. Other	3,395	1,111	(2,333)
Total	(209,933)	1,217,606	(1,005,500)
Consolidated statements of cash flows under IFRS	1,140,217	(563,910)	(338,533)

*1 The principal payments for operating lease liabilities
　　Under U.S. GAAP, lessees classify leases as either operating leases or finance leases, and the principal payments for the operating lease liabilities are classified as cash flows from operating activities in the consolidated statements of cash flows. Under IFRS, the distinction between operating leases and finance leases no longer exists for lessees, and all of the principal payments for lease liabilities are classified as cash flows from financing activities in the consolidated statements of cash flows.

*2 The additions and disposals of content assets
　　Under U.S. GAAP, Sony classified the cash flows from the additions and disposals of film costs as cash flows from operating activities, and classified the cash flows from the additions and disposals of music catalogs, artist contracts, music distribution rights and other content assets as cash flows from investing activities in the consolidated statements of cash flows based on the nature of such transactions as additions and disposals of intangible assets. Under IFRS, Sony defines these intangible assets as content assets, and classifies the cash flows from the additions and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows except for additions and disposals of content assets from business combinations or business divestitures, because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

*3 Changes in assets and liabilities in the Financial Services segment
　　Under U.S. GAAP, Sony classified cash flows from changes in investments and advances in the Financial Services segment and repurchase agreements in the Financial Services segment, deposits from customers in the banking business and policyholders’ account in the life insurance business according to the nature of these transactions in the consolidated statements of cash flows. Under IFRS, Sony classifies cash flows from these transactions as cash flows from operating activities in the consolidated statements of cash flows as these transactions are viewed as integral to the principal revenue-producing activities of Sony.

Subsequent Event

Setting of parameters for repurchase of shares of its own common stock
　　Sony Group Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on May 10, 2022:
1. Total number of shares for repurchase: 25 million shares (maximum)
2. Total purchase price for repurchase of shares: 200 billion yen (maximum)
3. Period of repurchase: May 11, 2022 to May 10, 2023

Consolidated Results for the Fiscal Year Ended March 31, 2022

	(Billions of yen, except per share amounts) Fiscal Year ended March 31
	2021	2022	Change
Sales *1	¥8,998.7	¥9,921.5	¥	+922.9
Operating income	955.3	1,202.3		+247.1
Income before income taxes	998.0	1,117.5		+119.5
Net income attributable to Sony Group Corporation’s stockholders	1,029.6	882.2		-147.4
Net income attributable to Sony Group Corporation’s stockholders per share of common stock:
- Basic	¥836.75	¥711.84		-124.91
- Diluted	823.77	705.16		-118.61

	(Billions of yen, except per share amounts) Fiscal Year ended March 31
For all segments excluding the Financial Services segment *2	2021	2022	Change
Net cash provided by operating activities	¥1,150.3	¥813.3	-337.0
Net cash used in investing activities	(542.2)	(711.1)	-169.0
Total	608.1	102.1	-506.0

Sony adopted IFRS starting in the three months ended June 30, 2021, in lieu of the previously applied generally accepted accounting principles in the United States (U.S. GAAP). The results for the fiscal year ended March 31, 2021 are also presented in accordance with IFRS (the same applies below).
*1  “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2  Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

The average foreign exchange rates during the fiscal years ended March 31, 2021 and 2022 are presented below.
	Fiscal Year ended March 31
	2021	2022	Change
1 U.S. dollar	¥106.1	¥112.3	6.3 yen depreciation
1 Euro	123.7	130.5	6.8 yen depreciation

Sales increased 922.9 billion yen (10%) compared to the previous fiscal year (“year-on-year”) to 9 trillion 921.5 billion yen.  This significant increase was mainly due to significant increases in sales in the Pictures, Electronics Products & Solutions (“EP&S”) and Music segments.  On a constant currency basis, sales increased approximately 6% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 9.

Operating income increased 247.1 billion yen year-on-year to 1 trillion 202.3 billion yen.  This significant increase was primarily due to significant increases in operating income in the Pictures and EP&S segments.

Operating income for the current fiscal year included the following:
・Gain from the transfer of certain operations of Game Show Network, LLC: 70.0 billion yen (Pictures segment)
・One-time loss recorded at a subsidiary of Sony Life Insurance Co., Ltd. (“Sony Life”): 16.8 billion yen (Financial Services segment)
・The share of profit of the investment in M3, Inc. (“M3”) related to a gain on a change in M3’s equity interest in an affiliated company, resulting from the issuance of new shares in connection with the affiliated company’s public listing: 5.1 billion yen (All Other)
・Settlement gain in connection with the termination of the defined benefit pension plan at certain U.S. subsidiaries: 5.5 billion yen (mainly in Corporate and elimination)

Operating income for the previous fiscal year included the following:
・Gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. (“Pledis”): 7.2 billion yen (Music segment)
・Gain recorded in connection with a business transfer: 5.9 billion yen (Music segment)
・Inventory write-downs of certain image sensors for mobile products: 7.2 billion yen (Imaging & Sensing Solutions (“I&SS”) segment)
・An impairment charge against long-lived assets in the nursing care business: 7.4 billion yen (Financial Services segment)
・Expenses related to the Sony Global Relief Fund for COVID-19: 5.3 billion yen (Corporate and elimination)

The share of profit (loss) of investments accounted for using the equity method, recorded within operating income, increased 12.1 billion yen year-on-year to income of 23.6 billion yen.  This increase was mainly due to an increase in the share of profit of the investment in M3.

The net effect of financial income and expenses was an expense of 84.8 billion yen, compared to income of 42.7 billion yen in the previous fiscal year.  This deterioration was primarily due to the recording of unrealized losses, mainly on Sony’s shares of Spotify Technology S.A. in the current fiscal year, compared to the recording of unrealized gains on such shares in the previous fiscal year.

Income before income taxes increased 119.5 billion yen year-on-year to 1 trillion 117.5 billion yen.

During the current fiscal year, Sony recorded 229.1 billion yen of income tax expenses, included in which was a tax benefit of 33.4 billion yen resulting from the reversal of a previous write-down of certain deferred tax assets at certain companies in Japan.  The effective tax rate of 20.5% in the current fiscal year was higher than the effective tax rate of negative 4.6% in the previous fiscal year, mainly due to the fact that the reversal of a previous write-down of a significant portion of the deferred tax assets of the consolidated tax filing group in Japan and the local taxes at some companies in Japan resulted in tax benefits of 214.3 billion yen and 7.6 billion yen, respectively, in the previous fiscal year.  Additionally in the previous fiscal year, the reversal of a previous write-down of the deferred tax assets for foreign tax credits and certain research and development credits of the consolidated tax filing group in the United States resulted in tax benefits of 21.3 billion yen and 13.6 billion yen, respectively.

Net income attributable to Sony Group Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, decreased 147.4 billion yen year-on-year to 882.2 billion yen.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-8 and F-19.

Operating Activities: During the current fiscal year, there was a net cash inflow of 1 trillion 233.6 billion yen from operating activities, an increase of 93.4 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 813.3 billion yen, a decrease of 337.0 billion yen year-on-year.  This decrease was primarily due to a larger year-on-year increase in inventories and content assets, a smaller increase in trade payables and an increase in payments of income taxes, partially offset by the positive impact of a year-on-year increase in income before income tax after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net).

The Financial Services segment had a net cash inflow of 459.7 billion yen, an increase of 449.8 billion yen year-on-year.  This increase was mainly due to a larger year-on-year increase in borrowings in the life insurance business and the banking business and a smaller year-on-year increase in investments and advances in the financial services business.

Investing Activities: During the current fiscal year, Sony used 728.8 billion yen of net cash in investing activities, an increase of 164.9 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 711.1 billion yen, an increase of 169.0 billion yen year-on-year.  This increase was mainly due to payments for the purchase of the equity interest in Ellation Holdings, Inc., which operates the anime business Crunchyroll, the purchase of shares and related assets of certain subsidiaries of Kobalt Music Group Limited (“Kobalt”) including AWAL, Kobalt’s music distribution business mainly for independent recording artists, and an additional investment in Epic Games, Inc., partially offset by the cash inflow from the transfer of GSN Games, a division of Game Show Network, LLC, and a year-on-year decrease in payments for fixed asset purchases.  Additionally, the previous fiscal year included a payment for an investment in Bilibili Inc.

The Financial Services segment used 17.6 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash outflow from financing activities during the current fiscal year was 336.6 billion yen, a decrease of 2.0 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 325.8 billion yen net cash outflow, an increase of 8.3 billion yen year-on-year.  This increase was primarily due to the redemption of straight bonds in this fiscal year, an increase in dividend payments and payments for the repurchase of Sony’s own common stock (7,400,600 shares for a total purchase price of 88.3 billion yen, as of March 31, 2022) which was approved at a meeting of the Board of Directors held on April 28, 2021.  The previous fiscal year included the procurement of approximately 2 billion U.S. dollars in the form of a long-term bank loan. Additionally, the previous fiscal year included a total of 396.5 billion yen in short-term bank borrowings to fund the acquisition of all of the shares of Sony Financial Group Inc. (“SFGI,” whose company name was changed from Sony Financial Holdings Inc. as of October 1, 2021) and the related stock acquisition rights for 396.7 billion yen, in order to make SFGI a wholly-owned subsidiary of Sony Group Corporation.  These borrowings, which were secured in July and October 2020, were fully repaid by the end of March 2021.

In the Financial Services segment, there was a 50.1 billion yen net cash outflow, an increase of 9.3 billion yen year-on-year.  This increase was mainly due to an increase in dividend payments.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2022 was 2 trillion 49.6 billion yen.  Cash and cash equivalents of all segments excluding the Financial Services segment was 1 trillion 160.5 billion yen at March 31, 2022, a decrease of 129.3 billion yen compared with the balance as of March 31, 2021.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 889.1 billion yen as of March 31, 2022, an increase of 391.9 billion yen compared with the balance as of March 31, 2021.

Outlook for the Fiscal Year Ending March 31, 2023

The forecast for consolidated results for the fiscal year ending March 31, 2023 is as follows:

	(Billions of yen)
	March 31, 2022 Results	March 31, 2023 May Forecast	Change from March 31, 2022 Results
Sales	¥9,921.5	¥11,400	+ ¥1,478.5 bil	+ 14.9%
Operating income	1,202.3	1,160	- 42.3 bil	- 3.5
Income before income taxes	1,117.5	1,130	+ 12.5 bil	+ 1.1
Net income attributable to Sony Group Corporation’s stockholders	882.2	830	- 52.2 bil	- 5.9

*  Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

For all segments excluding the Financial Services segment *	March 31, 2022 Results	March 31, 2023 May Forecast	Change from March 31, 2022 Results
Net cash provided by operating activities	813.3	1,050	+ ¥236.7 bil	+ 29.1%
*  Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2023 are below.

	(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2022	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2023
1 U.S. dollar	112.3 yen	approximately 123 yen
1 Euro	130.5 yen	approximately 135 yen

Sales are expected to increase significantly year-on-year primarily due to expected significant increases in sales in the Game & Network Services (“G&NS”) and I&SS segments.

Operating income is expected to decrease year-on-year primarily due to an expected significant decrease in operating income in the Pictures segment and an expected decrease in operating income in the G&NS segment, partially offset mainly by an expected significant increase in operating income in the Financial Services segment and an expected increase in operating income in the I&SS segment.

Income before income taxes is expected to be essentially flat year-on-year.  This forecast is due to an expected improvement in financial expenses as a result of unrealized gains and losses on securities not being included in the May forecast, compared to the previous fiscal year in which Sony recorded 66.2 billion yen of unrealized losses on securities, substantially offset by the impact of the above-mentioned decrease in operating income.

Net income attributable to Sony Group Corporation’s stockholders is expected to decrease year-on-year, mainly due to the absence of a reduction in income tax expense resulting from the reversal of the previous write-down of deferred tax assets in the fiscal year ended March 31, 2022.

Business Segment Information

Sales in each business segment represents sales recorded before intersegment transactions are eliminated.  Operating income (loss) in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  For details regarding each segment’s product categories, please refer to page F-14.

	(Billions of yen)
	March 31, 2021 Results	March 31, 2022 Results	March 31, 2023 May Forecast
Game & Network Services (G&NS)
Sales	2,656.3	2,739.8	3,660
Operating income	341.7	346.1	305
Music
Sales	939.9	1,116.9	1,240
Operating income	184.8	210.9	230
Pictures
Sales	753.0	1,238.9	1,330
Operating income	79.9	217.4	100
Entertainment, Technology & Services (ET&S) *1, *2
Sales	2,068.1	2,339.2	2,400
Operating income	127.9	212.9	180
Imaging & Sensing Solutions (I&SS)
Sales	1,012.5	1,076.4	1,470
Operating income	145.9	155.6	200
Financial Services
Financial services revenue	1,674.0	1,533.8	1,440
Operating income	154.8	150.1	220
All Other, Corporate and elimination *2
Operating loss	(79.6)	(90.7)	(75)
Consolidated
Sales	8,998.7	9,921.5	11,400
Operating income	955.3	1,202.3	1,160
*1  The former Electronics Products & Solutions (EP&S) segment has been renamed the Entertainment, Technology & Services (“ET&S”) segment effective from April 2022.  This change has not resulted in any reclassification of businesses across segments.
*2  Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ended March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the ET&S segment (formerly EP&S segment). Sales and operating income (loss) of each segment for the fiscal year ended March 31, 2021 in the above chart are presented to conform to the organizational structure for the fiscal year ended March 31, 2022.

Game & Network Services (G&NS)

Results for the fiscal year ended March 31, 2022
Sales increased 83.5 billion yen (3%) year-on-year to 2 trillion 739.8 billion yen (a 2% decrease on a constant currency basis).  This increase in sales was mainly due to the impact of foreign exchange rates as well as an increase in sales of hardware, partially offset primarily by a decrease in software sales, mainly from non-first-party titles including add-on content.

Operating income was 346.1 billion yen, essentially flat year-on-year.  This result was primarily due to a decrease in loss resulting from strategic price points for PlayStation®5 hardware that were set lower than manufacturing costs, substantially offset by the impact of a decrease in sales of non-first-party titles including add-on content.  During the current fiscal year, there was a 15.7 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2023
Sales are expected to significantly increase year-on-year mainly due to an expected increase in sales of hardware and peripheral devices, an expected increase in sales of non-first-party titles including add-on content and the impact of foreign exchange rates.  Operating income is expected to decrease year-on-year due to an expected increase in costs, mainly for game software development at existing studios, and the recording of approximately 44 billion yen in expenses associated with acquisitions expected to be completed in the fiscal year ending March 31, 2023*, including Bungie, Inc., partially offset by the impact of the above-mentioned expected increase in sales of non-first-party titles and an expected increase in sales of first-party titles.

* Sony has included the estimated impact of these acquisitions based on certain assumptions in the forecast for the fiscal year ending March 31, 2023.  However, the actual amount of expenses associated with the acquisitions to be recorded in the fiscal year ending March 31, 2023 is subject to change depending on the completion timing and the accounting treatment as of the completion date.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Results for the fiscal year ended March 31, 2022
Sales increased 177.1 billion yen (19%) year-on-year to 1 trillion 116.9 billion yen (a 14% increase on a constant currency basis). This significant increase in sales was primarily due to increases in sales for Recorded Music and Music Publishing, resulting from higher revenue from paid subscription streaming services as well as advertising-supported streaming services which were impacted by COVID-19 in the previous fiscal year, and the impact of foreign exchange rates. Operating income increased 26.1 billion yen year-on-year to 210.9 billion yen, primarily due to the impact of the above-mentioned increase in sales as well as the positive impact of foreign exchange rates, partially offset by the absence of a 7.2 billion yen gain on the sale of a portion of shares of Pledis and a 5.9 billion yen gain in connection with the transfer of an overseas business, both of which were recorded in the previous fiscal year.

Forecast for the fiscal year ending March 31, 2023
Sales are expected to increase year-on-year mainly due to higher sales for Recorded Music and Music Publishing primarily resulting from an expected increase in revenues from streaming services and the impact of foreign exchange rates, as well as the impact of the acquisition of AWAL.  This increase in sales is expected to be partially offset by decreases in both the contribution of physical media revenue in the anime business and revenues from mobile game applications in Visual Media and Platform.  Operating income is expected to increase year-on-year due to the impact of the above-mentioned increase in sales as well as the positive impact of foreign exchange rates.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the fiscal year ended March 31, 2022
Sales increased 485.9 billion yen, a 65% increase year-on-year (a 55% increase on a U.S. dollar basis), to 1 trillion 238.9 billion yen. This significant increase in sales was due to higher sales in all categories. Sales for Motion Pictures increased primarily due to higher theatrical revenues as a result of the contribution of Spider-Man: No Way Home and other theatrical releases, as well as higher licensing revenues from digital streaming services for new film titles and higher licensing revenues for catalog product. These increases were partially offset by lower home entertainment and licensing revenues generated from prior year releases, due to the absence of significant theatrical releases in the previous fiscal year. Sales for Television Productions (“TV Productions”) increased primarily due to the recording of revenues from the licensing of Seinfeld as well as an increase in deliveries of current year titles, as the previous fiscal year was negatively impacted by production delays due to COVID-19. Sales for Media Networks increased primarily due to the impact of the acquisition of Crunchyroll.

Operating income increased 137.5 billion yen year-on-year to 217.4 billion yen. This significant increase was primarily due to the impact of the above-mentioned increase in sales, and the recording of a 70.0 billion yen gain from the transfer of GSN Games, a division of Game Show Network, LLC, partially offset by the impact of higher marketing expenses for theatrical releases in Motion Pictures.

Forecast for the fiscal year ending March 31, 2023
Sales are expected to increase year-on-year mainly due to the impact of foreign exchange rates and an increase in sales for Media Networks and TV Productions. These increases in sales are expected to be partially offset by a significant decrease in sales for Motion Pictures compared to the fiscal year ended March 31, 2022 which included the very strong performance of several major releases.  Operating income is expected to significantly decrease year-on-year, primarily due to the absence of the 70.0 billion yen gain from the transfer of GSN Games recorded in the fiscal year ended March 31, 2022 and the impact of the above-mentioned decrease in sales for Motion Pictures.

Entertainment, Technology & Services (ET&S)

The former Electronics Products & Solutions (EP&S) segment has been renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022.  This change has not resulted in any reclassification of businesses across segments.

Results for the fiscal year ended March 31, 2022
Sales increased 271.1 billion yen (13%) year-on-year to 2 trillion 339.2 billion yen (an 8% increase on a constant currency basis).  This significant increase in sales was primarily due to an increase in sales of televisions and digital cameras resulting from an improvement in the product mix, as well as the impact of foreign exchange rates.

Operating income increased 85.1 billion yen year-on-year to 212.9 billion yen.  This significant increase in operating income was due to an improvement in the product mix of digital cameras and televisions as well as the positive impact of foreign exchange rates, partially offset by the impact of decreases in unit sales of televisions and digital cameras.  During the current fiscal year, there was a 27.2 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2023
Sales are expected to increase due to the impact of foreign exchange rates, partially offset by a decrease in sales of televisions resulting from lower unit sales.  Operating income is expected to decrease year-on-year due to an increase in logistics and other operating expenses, partially offset by the impact of improvement in the product mix of televisions and digital cameras.

Imaging & Sensing Solutions (I&SS)

Results for the fiscal year ended March 31, 2022
Sales increased 63.9 billion yen (6%) year-on-year to 1 trillion 76.4 billion yen (a 1% increase on a constant currency basis).  This increase in sales was mainly due to the impact of foreign exchange rates and an increase in unit sales of image sensors for digital cameras as well as for industrial equipment.  These increases were partially offset by a decrease in sales of image sensors for mobile products due to a deterioration in the product mix, despite an increase in unit sales.

Operating income increased 9.7 billion yen year-on-year to 155.6 billion yen.  This increase was mainly due to the impact of the above-mentioned increase in sales, the positive impact of foreign exchange rates, and the absence of the 7.2 billion yen of inventory write-downs recorded in the previous fiscal year for certain image sensors for mobile products whose shipments were suspended as a result of U.S. export restrictions.  The increase was partially offset by an increase in research and development expenses as well as depreciation and amortization expenses, and the impact of the above-mentioned decrease in sales of image sensors for mobile products. During the current fiscal year, there was an 18.5 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2023
Sales are expected to significantly increase primarily due to an expected increase in sales of image sensors for mobile products resulting from an increase in unit sales as well as an improvement in the product mix, and the impact of foreign exchange rates.  Operating income is expected to significantly increase year-on-year primarily due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates, partially offset by an increase in research and development expenses as well as depreciation and amortization expenses.

Financial Services

The Financial Services segment results include SFGI and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc., and Sony Bank Inc.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFGI and Sony Life disclose separately on a Japanese statutory basis.

Results for the fiscal year ended March 31, 2022
Financial services revenue decreased 140.2 billion yen year-on-year to 1 trillion 533.8 billion yen, mainly due to a decrease in revenue at Sony Life.  Revenue at Sony Life decreased 131.0 billion yen* year-on-year to 1 trillion 350.5 billion yen, mainly due to a decrease in net gains on investments in the separate accounts, partially offset by an increase in insurance premium revenue.

Operating income decreased 4.7 billion yen year-on-year to 150.1 billion yen, mainly due to the recording of a one-time loss of 16.8 billion yen at a subsidiary of Sony Life, partially offset by an increase in operating income at Sony Life.  Operating income at Sony Life increased 13.7 billion yen year-on-year to 147.2 billion yen.  This increase in operating income was due to higher insurance premium revenue reflecting an increase in the policy amount in force, a decrease in expenses related to COVID-19 and a gain recorded on the sale of bonds, partially offset by an increase in the provision of policy reserves due to fluctuations in the stock market and interest rates.

* Sony Life merged with its subsidiary which is engaged in the annuity business as of April 1, 2021.  Due to the merger, from the fiscal year ended March 31, 2022, the revenue at this subsidiary is included in the revenue at Sony Life.  Excluding the impact of the above merger, the revenue at Sony Life decreased 171.1 billion yen year-on-year.

Forecast for the fiscal year ending March 31, 2023
Financial services revenue is expected to decrease year-on-year primarily because the impact on net gains from market fluctuations on investments in the separate accounts at Sony Life is not incorporated into the forecast.  Operating income is expected to significantly increase year-on-year primarily due to the absence of the loss recorded due to an unauthorized withdrawal of funds in the fiscal year ended March 31, 2022 and the recovery of the same amount in the fiscal year ending March 31, 2023 at a subsidiary of Sony Life* as well as a gain recorded on the sale of real estate at Sony Life.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

* Although the timing and amount of the recovery of the funds are undetermined, it is assumed that the funds will be recovered within the fiscal year ending March 31, 2023, and the same amount as the loss recorded in the fiscal year ended March 31, 2022 is included in the forecast for the fiscal year ending March 31, 2023.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Note
Sales on a Constant Currency Basis and Impact of Foreign Exchange Rate Fluctuations
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year.  For SME and SMP in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

The Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.  Because of this, the description of the year-on-year change in sales for the Pictures segment represents the change on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Progress on the Fourth Mid-Range Plan

In the Fourth Mid-Range Plan for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024, Sony has established a financial target of cumulative total Adjusted EBITDA* of 4.3 trillion yen on a consolidated basis.  Based on the progress toward the plan’s objectives, Sony expects three-year cumulative total Adjusted EBITDA to increase to 4.9 trillion yen, 14% higher than the target of 4.3 trillion yen.

*  EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula

EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity securities, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs included in Content assets and Deferred insurance acquisition costs.

Adjusted EBITDA excludes the profit and loss amount that Sony deems to be non-recurring and discloses in the Annual and Quarterly Financial Statements, the Earnings Presentation Slides, the Quarterly Securities Reports and the Form 20-F.

EBITDA and Adjusted EBITDA are not measures in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  EBITDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results and cash flows in accordance with IFRS.

Basic Views on Selection of Accounting Standards

Sony has voluntarily adopted IFRS from the first quarter of the fiscal year ended March 31, 2022, with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid- to long-term, and improving the international comparability of financial information in the capital markets.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Sony adopted International Financial Reporting Standards (IFRS) starting in the three months ended June 30, 2021, in lieu of the previously applied generally accepted accounting principles in the United States (U.S. GAAP). The results for the fiscal year ended March 31, 2021 are also presented in accordance with IFRS. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.